Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160358

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 8, 2009)

3,266,376 Shares

Seneca Foods Corporation

Class A Common Stock

Seneca shareholders are selling 3,266,376 shares of our Class A Common Stock, par value $0.25 per share, which we refer to in this prospectus supplement as our Class A common stock, in this offering. We will not receive any of the proceeds from the sale of our Class A common stock by the selling shareholders.

Our Class A common stock is quoted on the NASDAQ Global Market under the symbol “SENEA.” On July 15, 2009, the last sale price of our Class A common stock as reported on the NASDAQ Global Market was $23.95 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

	Per Share	Total
Public offering price	$22.00	$71,860,272
Underwriting discount	$1.32	$4,311,616
Proceeds, before expenses, to selling shareholders	$20.68	$67,548,656

The underwriters may purchase up to 489,956 additional shares of our Class A common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about July 21, 2009. The underwriters expect to deliver the shares only in book-entry form through the facilities of The Depository Trust Company.

Sole Book-Running Manager Merrill Lynch & Co.	Joint Lead Manager Piper Jaffray

The date of this prospectus supplement is July 15, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or any free-writing prospectus. We have not, nor have the selling shareholders or the underwriters, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the selling shareholders nor the underwriters are making an offer to sell the Class A common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or any free-writing prospectus and the documents incorporated by reference herein or therein is accurate only as of the respective date or dates or on the date or dates which are specified in these documents regardless of the time of delivery or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus Dated July 8, 2009

i

ABOUT THIS PROSPECTUS SUPPLEMENT

Except as the context otherwise requires, “Seneca Foods,” the “Company,” “we,” “our” or “us” refer to Seneca Foods Corporation and its consolidated subsidiaries.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about us and our common stock. Generally, when we refer to “this prospectus,” we are referring to both parts of this document combined. To the extent information in this prospectus supplement conflicts with information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

The volume data included in this prospectus has been obtained from our records. Except for volume data for Seneca Foods, the market share, volume and consumption data contained in this prospectus have been compiled by us based upon data and other information obtained from third party sources, including from the U.S. Department of Agriculture, or USDA.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act relating to our Class A common stock offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus are a part of that registration statement, which includes additional information not contained in this prospectus supplement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained in a further prospectus supplement or by information contained in documents filed with, or furnished to, the SEC, after the date of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any current report on Form 8-K) prior to the completion of the offering of Class A common stock pursuant to this prospectus:

•	our annual report on Form 10-K for the year ended March 31, 2009;

•	our current report on Form 8-K filed with the SEC on July 9, 2009; and

•	our current report on Form 8-K/A filed with the SEC on July 15, 2009.

Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at Seneca Foods Corporation, 3736 South Main Street, Marion, New York 14505, Attention: Chief Financial Officer, Telephone: (315) 926-8100.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you in making your investment decision. For a more complete understanding of our business and financial affairs, you should read the entire prospectus carefully, as well as the documents incorporated by reference into this prospectus, including the “Risk Factors” section and our consolidated financial statements and related notes, before investing in our Class A common stock.

Our Company

We are a leading, low cost producer and distributor of high quality processed fruits and vegetables. We believe we are the leading U.S. canned vegetable processor, excluding tomatoes and dry beans, based on contracted acreage as reported by the USDA, and a leading U.S. canned fruit processor based on tonnage comparisons for fruit as compiled by the California Pear Advisory Board and the California Canning Peach Association. Our product offerings include canned, frozen and bottled produce and snack chips. Our products are sold under private label as well as national and regional brands that we own or license, including Seneca®, Libby’s®, Aunt Nellie’s Farm Kitchen®, Stokely’s®, Read® and Diamond A®. We pack Green Giant®, Le Sueur® and other brands of canned vegetables as well as select Green Giant® frozen vegetables for General Mills Operations, LLC (“GMOL”) under our long-term Alliance Agreement. In fiscal year 2009, a majority of our total sales were comprised of private label sales with the balance being branded product sales. Our canned fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. We also sell our products to foodservice distributors, industrial markets, other food processors, export customers in over 70 countries and federal, state and local governments for school and other food programs.

Our facilities include 20 processing plants strategically located throughout the United States, two can manufacturing plants, two seed processing operations, a small farming operation and small truck fleet. We also maintain warehouses that are generally located adjacent to each of our processing plants. By vertically integrating our operations where cost-effective and through extensive coordination with our network of growers, we control the supply chain cycle from the farm to our customers and are well positioned to capitalize on the growing demand by price-conscious consumers for nutritious products that meet stringent quality and food safety standards.

We believe we have a leading share in terms of sales dollars and volume in U.S. private label, U.S. foodservice and export markets in both the canned fruit and vegetable categories. We also have the #3 position in the U.S. branded canned vegetable market, excluding tomatoes and dry beans, and a leading position in the U.S. branded canned fruit market according to a major market research firm. In fiscal year 2009, canned and frozen vegetables represented 71% and 16% of our food processing volume, respectively. Our remaining food processing volume consisted of canned fruits, which accounted for 12%, and fruit and snack chips, which accounted for 1%.

In addition to our organic growth, acquisitions have been an important part of our strategy to expand our production capacity and product offering as well as to develop scale in our fruit and vegetable processing business. During our 60 years of operation, we have made over 50 strategic acquisitions, including the purchase of the long-term license for the Libby’s® brand in 1983, the purchase of General Mills’ Green Giant® processing assets in 1995 and the acquisition of Chiquita Processed Foods in 2003. We believe that these acquisitions have enhanced our leadership position in the private label and foodservice canned vegetable markets in the United States and significantly increased our international and branded vegetable sales. In August 2006, we acquired Signature Fruit Company, LLC, a leading producer of canned fruits located in Modesto, California. This acquisition allowed us to broaden our product offering to become a leading producer and distributor of canned fruit and to achieve cost advantages through the realization of distribution and other synergies with our canned vegetable business.

Our sales have grown from $588 million in fiscal 1999 to approximately $1.3 billion in 2009, representing a compound annual growth rate of 8.1%. During the fiscal year ended March 31, 2009, our net sales increased 18.5% to approximately $1.3 billion. Effective December 27, 2007 (beginning of the fourth quarter for fiscal year 2008), we changed our inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method, or market, to the lower of cost; determined under the last-in, first-out (LIFO) method, or market. In the high inflation environment being experienced, we believe the LIFO inventory method is preferable to the FIFO method because it better compares the cost of our current production to current revenue. In a constant or moderating cost environment, the gap between LIFO and FIFO earnings would be reduced as the LIFO provision decreases. During the fiscal year ended March 31, 2009, our EBITDA (defined as income before interest expense, interest income, provision for income taxes, depreciation and amortization) increased by 26.9% to approximately $69.6 million and our FIFO EBITDA (defined as EBITDA before non-cash charges and credits related to the LIFO inventory valuation method) increased by 54.1% to approximately $128 million. See “—Summary Consolidated Financial Information.”

Our Industry

We participate in the broader processed fruit and vegetable category of the packaged food industry. Our core products of canned fruits and vegetables, including corn, green beans, peas, peaches and pears, are value-oriented staple goods that consumers purchase on a regular basis. We estimate the size of the canned fruits and vegetable market to be approximately $4.8 billion in annual sales. Canned vegetables are experiencing significant growth due in part to the current economic environment, which has resulted in consumers dining out less frequently, and in part to consumers’ increasing focus on value products as well as a nutritious and balanced diet. According to data from a major market research firm, canned vegetable sales for 2008 were $3.8 billion, making it the fifth largest grocery segment based on units sold, behind carbonated beverages, bread and baked goods, snacks and candy.

Over the past two decades, private label sales and market share have grown across the food industry, including in the canned fruits and vegetables category, as consumers increasingly seek greater value for their food expenditures and improved nutritional value. A major market research firm has reported that U.S. private label sales registered a 9.7% gain in dollar terms for the 52-week period ended February 21, 2009. Over this same time period, private label fruit and vegetable dollar volume increased 17.6% and 19.6%, respectively, as compared to the previous 52-week period. The private label industry’s product quality and packaging is often on par with branded products, which is also contributing to demand. We believe canned fruits and vegetables represent a cost effective and convenient source of nutritional foods. While nutritional analysis of fresh and processed foods is complex and depends on a wide range of variables, according to a University of California-Davis study, canned fruits and vegetables are often nutritionally comparable to fresh fruits and vegetables. In addition, according to a major market research firm, canned vegetables are delivered at less than 25% of the cost per ounce of fresh vegetables.

We expect that the consumption of canned fruits and vegetables will increase in the near- to medium-term, driven in part by recent U.S. government initiatives. The revised Food Pyramid program has almost doubled the daily suggested fruit and vegetable servings, while the recently passed federal farm bill increases the funding, access and availability of fruits and vegetables in all forms through its nutrition programs, such as The Special Supplemental Nutrition Program for Women, Infants, and Children (“WIC”), school lunch and food stamp programs, as well as The Emergency Food Assistance Program. The USDA, a major buyer of canned fruits and vegetables that is required to source domestic products, purchased approximately $473 million under its Fruit and Vegetable Program during its last fiscal year ended September 30, 2008.

According to the USDA, more than half of the total U.S. fruit and vegetable production goes into processing. Processing can be subdivided into canning, freezing, juicing, and dehydrating. Other than the production of certain commodities with varieties suitable for both fresh and processed uses (e.g., apples, grapes, broccoli, cauliflower and asparagus), production for fresh and processed markets differ. Most vegetable varieties grown for processing are specifically adapted for that purpose. The majority of fruits and vegetables grown for processing are cultivated under contractual arrangements between growers and processors, including some processors that are cooperatives.

Most U.S. fruit and vegetable production is seasonal, with the largest harvests occurring during the summer and fall. In order to maximize the efficiency of seasonally operated facilities and ensure maximum freshness at the point of processing, manufacturing facilities are located in close proximity to the harvesting regions. During the harvest or “pack” season, these facilities operate at maximum capacity to produce the processed inventory which is then sold throughout the year. The fruit and vegetable pack season typically runs from approximately June through October, depending on the crop. This accumulation of seasonal inventory requires processors to maintain sufficient access to capital to finance the working capital cycle.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Leading Market Positions in Canned Fruits and Vegetables

We are a leader in the canned fruits and vegetables industry, which we estimate to be approximately $4.8 billion in annual sales. We believe we are the leading U.S. canned vegetable processor, excluding tomatoes and dry beans, based on contracted acreage as reported by the USDA, and a leading U.S. canned fruit processor based on tonnage comparisons for fruit as compiled by the California Pear Advisory Board and the California Canning Peach Association. Our combined offering of private label products, nationally recognized brands and strong regional brands in the retail, foodservice and industrial markets, affords us the opportunity to capture an increasing share of the value-oriented canned fruit and vegetable categories that are benefiting from increased consumer demand. Our market leadership provides several distinct advantages, including enhanced scale efficiencies, an ability to service national accounts and greater importance to our suppliers and customers.

Vertically Integrated Operations

Through continual investment in our business and strategic acquisitions, we have developed a vertically integrated business model that includes seed production, can manufacturing, canned food processing and warehousing as well as a small farming operation to complement our contracted grower relationships and a small truck fleet. This vertically integrated model has enabled us to develop industry leading sourcing, processing, manufacturing and logistical expertise related to the production and distribution of processed fruits and vegetables. Building upon this know-how, we have developed a network of state-of-the-art manufacturing and distribution facilities designed for high volume throughput that we believe would be difficult to replicate and provides us with a competitive advantage as a low cost producer. We believe that our vertical integration provides us with greater control over the production process, supports better quality control, thereby enhancing food safety and consistency, allows us to pursue innovation opportunities and provides us with a greater understanding of cost trends. Furthermore, we believe our vertically integrated operations give us the flexibility and cost advantages necessary to capitalize on market opportunities quickly and efficiently.

Strong Customer and Supplier Relationships

We are an important partner to our broad customer base as a low cost producer with an extensive product line and have demonstrated an ability to be a reliable year-long supplier, despite the seasonal nature of production. We have strong sales to diverse channels both domestically and internationally, including supermarkets, mass merchandisers, limited assortment stores, club stores, dollar stores, the U.S. government and foodservice distributors, among others. Our in-house sales force for private label and branded products, combined with a complementary broker network that is selected according to market knowledge and cost considerations, enables us to effectively service our customers. Since 1995, we have also served as General Mills’ primary manufacturer of canned vegetables sold under the Green Giant® and Le Sueur® brands. Through this production alliance relationship, we work together with General Mills on mutually beneficial opportunities and cost saving initiatives. For example, we jointly procure key supplies, such as corrugated boxes, sugar and starch, among other items. The General Mills alliance is a cost plus arrangement, which provides us with enhanced scale, improved capacity utilization and consistent cash flow.

Through our relationships with a network of domestic growers, many of which date back decades, we have a secure and reliable domestic supply source for our fruits and vegetables. These strong supplier relationships, developed over time, provide us with an important competitive advantage and are essential to our continued success.

Full-line Supplier with a National Footprint

We have extensive production and distribution capabilities that offer our customers on average over 2,000 different sizes and types of fruits, vegetables and other items. Our 23 owned and operated warehouses, with 8.3 million square feet of storage capacity, combined with the nine public warehouses that we use, provide us with a strong capability to label on demand and fill customer orders on a timely basis. This national footprint and our broad product line creates economies of scale as trucks are typically dispatched with a full load, which helps reduce freight costs and shorten delivery times. In addition, the depth and breadth of our product offering and geographic coverage make us a more desirable supplier to our customers as compared to competitors that have more limited product lines (e.g., fruit only) or that are located in only one region (e.g., the Midwest).

Proven and Experienced Management Team with Strong Track Record of Growth

Our top 23 senior managers have an average of 24 years of experience in the food industry and 21 years of experience at our company. In addition to the long tenure of our senior managers, including our CEO with 18 years of experience at our company, our founder remains active as the Chairman of the Board and has provided strategic direction and a consistent vision for our company since its inception over 60 years ago. Over the past 25 years, our management has successfully grown our business both organically and through acquisitions from $270 million in annual revenue in 1985 to $1.3 billion in fiscal year 2009.

Our Strategy

Our goal is to strengthen our position as a leading provider of processed fruits and vegetables through the following strategies:

Expand Our Leadership in the Processed Fruits and Vegetables Industry

To expand our leadership position in the markets we serve, we plan to continue to pursue private label opportunities. Private label offerings have become an increasingly important retail strategy and point of differentiation for retailers as they manage their own costs and look for ways to increase customer traffic with attractively priced, innovative products. We plan to continue to work with our customers to expand this category and provide products that combine high quality and value. Our licensed Libby’s® brand is positioned as a value brand that combines quality and lower relative price points compared to other national brands. Our brands complement our private label offering, providing the retail customer with a full line of products. We intend to support our owned or licensed brands through continued investments in advertising, marketing and promotions while maintaining our focus on cash flow and overall market share growth.

Provide Low Cost, High Quality Processed Fruits and Vegetables to Consumers

We are focused on providing our customers with low cost, high quality products. Through economies of scale, our vertically integrated operations and continued investment in production and logistical technology, we plan to continue to control production costs, while maintaining the highest quality and safety standards. With our 20 production facilities and the capacity to package over two billion individual products, we believe we have the necessary economies of scale to remain the market leader in major canned fruits and vegetables. We intend to maintain our company-wide commitment to cost containment through cost saving initiatives and continuous improvement programs.

Focus on Growth Opportunities within Our Business

We will continue to invest in capital projects that are designed to improve product quality, lower costs and enable us to capitalize on the increased demand for fruits and vegetables that fit with an active and healthy lifestyle. We will also continue to evaluate and invest in innovative packaging technologies to improve the convenience and appeal of our products. For example, we believe we can realize meaningful sales growth from the development of new packaging in our fruit business, with the launch of a new clear plastic jar and the upcoming release of a six-ounce fruit cup that delivers 50% more fruit than the traditional plastic fruit cup. In addition, we have increased our focus on developing our snack category with several new items planned for introduction this year under private label, other manufacturer’s brands and our own brands. Given our strong customer base and expertise in the processing of canned fruits and vegetables, we also believe there are opportunities for product line extensions into new frozen or canned products developed in partnership with our existing customers.

Pursue Strategic Acquisitions that Leverage Our Core Competencies

We intend to leverage our expertise in sourcing agricultural commodities and production of canned goods in related areas through acquisitions. Through the 10 acquisitions we have completed over the last 15 years, we have used a disciplined acquisition strategy resulting in no goodwill or other intangible assets on our balance sheet. Our acquisitions have increased our market share, further contributed to our vertical integration, expanded our geographic footprint and broadened our product offering. We continuously review and monitor the competitive landscape for any potential strategic acquisitions that we believe could be accretive to our long-term growth.

The Offering

Class A common stock offered by the selling shareholders	3,266,376 shares (or 3,756,332 shares if the underwriters exercise in full their over allotment option to purchase additional shares).

Class A common stock to be outstanding immediately after this offering	7,787,626 shares (or 8,227,228 shares if the underwriters exercise in full their over allotment option to purchase additional shares).

NASDAQ Global Market symbol	SENEA.

Risk Factors	See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Use of Proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling shareholders.

U.S. Federal Tax Considerations	See “Material U.S. Federal Tax Considerations for Non-United States Holders of Class A Common Stock.”

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 489,956 additional shares of our Class A common stock from the selling shareholders.

Summary Consolidated Financial Information

The following tables present our summary consolidated financial information for each of the last five years in the period ended March 31, 2009. The summary consolidated financial information has been derived from our audited consolidated financial statements, incorporated by reference into this prospectus, and has been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. You should read the information below in conjunction with our audited consolidated financial statements, the notes thereto and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended March 31, 2009, which is incorporated by reference into this prospectus. The historical financial information presented below may not be indicative of our future performance.

Effective December 27, 2007 (beginning of the fourth quarter for fiscal year 2008), we changed our inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method, or market, to the lower of cost; determined under the last-in, first-out (LIFO) method, or market. In the high inflation environment being experienced, we believe the LIFO inventory method is preferable to the FIFO method because it better compares the cost of our current production to current revenue. In a constant or moderating cost environment, the gap between LIFO and FIFO earnings would be reduced as the LIFO provision decreases.

	Year Ended March 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Statements of Operations Data:
Net sales	$1,280,684	$1,080,724	$1,024,853	$883,823	$864,274

Costs and expenses:
Cost of products sold	1,161,137	986,458	905,207	782,351	785,799
Selling, general, and administrative expense	69,836	61,147	57,988	47,195	45,929
Other operating (income) expense, net	624	(231)	(4,933)	1,115	(3,757)
Plant restructuring	899	497	713	1,920	7,678

Total costs and expenses	1,232,496	1,047,871	958,975	832,581	835,649

Operating income	48,188	32,853	65,878	51,242	28,625
Interest expense, net of interest income	14,103	18,143	20,936	15,784	16,592

Earnings before income taxes	34,085	14,710	44,942	35,458	12,033
Income taxes[1]	15,320	6,691	12,875	13,465	4,126

Net earnings	$18,765	$8,019	$32,067	$21,993	$7,907

Earnings applicable to common stock[2]	$11,704	$4,990	$19,463	$13,448	$4,758
Basic earnings per common share	1.54	0.66	2.65	1.97	0.71
Diluted earnings per common share	1.53	0.65	2.63	1.96	0.70
Diluted weighted average common shares outstanding	7,654	7,652	7,420	6,878	6,781

Other Financial Data:
EBITDA[3]	$69,572	$54,814	$88,066	$74,371	$57,128
FIFO EBITDA[3]	127,905	82,979	88,066	74,371	57,128

Net earnings, excluding LIFO charge[4]	56,681	26,326	32,067	21,993	7,907
Diluted earnings per common share, excluding LIFO charge[4]	4.62	2.15	2.63	1.96	0.70

	March 31,
	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,849	$10,322	$8,552	$6,046	$5,179
Working capital[5]	332,082	370,102	334,455	229,510	205,430
Goodwill	—	—	—	—	—
Total assets	675,605	672,020	626,715	535,144	524,495
Long-term debt, less current portion	191,853	250,039	210,395	142,586	154,125
Stockholders’ equity	282,425	279,430	273,571	217,779	195,809

(1)	For fiscal year 2009, the LIFO charge of $58.3 million provided a tax cash benefit of $20.4 million. For fiscal year 2008, the LIFO charge of $28.2 million provided a tax benefit of $9.8 million.
(2)	The Company uses the “two-class” method for basic earnings per share by dividing the earnings allocated to common shareholders by the weighted average of common shares outstanding during the period. The diluted earnings per share includes the effect of convertible shares for each period presented.
(3)	EBITDA and FIFO EBITDA are financial measures not prepared in accordance with GAAP. EBITDA is defined as income before interest expense, interest income, provision for income taxes, depreciation and amortization. FIFO EBITDA is defined as EBITDA before non-cash charges and credits related to the LIFO inventory valuation method. We consider EBITDA an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the food industry. We believe that FIFO EBITDA, as presented, represents a useful measure for assessing the performance of our ongoing operating activities, as it reflects earnings trends without the impact of certain non-cash charges and provides comparability to our financial statements for the years in which we used the FIFO inventory method as well as comparability to other companies within our industry that continue to use the FIFO inventory method. EBITDA and FIFO EBITDA are not, and should not be considered as an alternative to net earnings, as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with GAAP, nor as an alternative to cash flow from operating activities as a measure of liquidity. Companies define EBITDA and FIFO EBITDA in different ways and caution must be used in comparing our measurement of EBITDA and FIFO EBITDA to measurements of EBITDA used by other companies. Each of these non-GAAP financial measures has its limitations as an analytical tool and you should not consider them in isolation or as substitutes for analysis of our results reported under GAAP. A reconciliation of EBITDA and FIFO EBITDA to net earnings appears below.

	Year Ended March 31,
	2009	2008	2007	2006	2005
	(in thousands)
Net earnings	$18,765	$8,019	$32,067	$21,993	$7,907
Income taxes	15,320	6,691	12,875	13,465	4,126
Interest expense, net of interest income	14,103	18,143	20,936	15,784	16,592
Depreciation and amortization	22,026	22,669	22,881	23,793	29,178
Interest amortization	(642)	(708)	(693)	(664)	(675)

EBITDA	69,572	54,814	88,066	74,371	57,128
LIFO charge	58,333	28,165	—	—	—

FIFO EBITDA	$127,905	$82,979	$88,066	$74,371	$57,128

(4)	Net earnings, excluding LIFO charge and diluted earnings per common share, excluding LIFO charge are financial measures not prepared in accordance with GAAP. We believe these non-GAAP financial measures enhance the understanding of our operating performance and provide comparability to our financial statements for the years in which we used the FIFO inventory method as well as comparability to other companies within our industry that continue to use the FIFO inventory method. The reconciliation between these financial measures and net earnings and diluted earnings per common share, respectively, reflect the respective year’s LIFO change calculated after giving effect to federal income tax at the statutory rate. Such charge was $37.9 million, or $3.09 per diluted share, in fiscal year 2009 and $18.3 million, or $1.50 per diluted share in fiscal year 2008. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP.
(5)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

An investment in our Class A common stock offered by this prospectus involves a high degree of risk. Before you invest in any of our securities, in addition to the other information in this prospectus, including the information incorporated by reference herein, you should carefully consider the following risk factors. The risks and uncertainties described below and in the documents incorporated by reference herein are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our Class A common stock could decline and you may lose all or part of your investment in our Class A common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Information.”

Risks Relating to Investing in Our Class A Common Stock

Our existing shareholders, if acting together, may be able to exert control over matters requiring shareholder approval.

Holders of our Class B common stock are entitled to one vote per share, while holders of our Class A common stock are entitled to one-twentieth of a vote per share. In addition, holders of our 10% Cumulative Convertible Voting Preferred Stock, Series A, our 10% Cumulative Convertible Voting Preferred Stock, Series B and, solely with respect to the election of directors, our 6% Cumulative Voting Preferred Stock, which we refer to in this prospectus as our voting preferred stock, are entitled to one vote per share. As of June 30, 2009, holders of Class B common stock and voting preferred stock held 94.0% of the combined voting power of all shares of capital stock then outstanding and entitled to vote. These shareholders, if acting together, would be in a position to control the election of our directors and to effect or prevent certain corporate transactions that require majority or supermajority approval of the combined classes, including mergers and other business combinations. This may result in us taking corporate actions that you may not consider to be in your best interest and may affect the price of our Class A common stock.

As of June 30, 2009, our current executive officers and directors, other than the two director designees of certain of the selling shareholders, beneficially owned 16.9% of our outstanding shares of Class A common stock, 28.2% of our outstanding shares of Class B common stock and 82.4% of our voting preferred stock, or 41.1% of the combined voting power of our outstanding shares of capital stock. Immediately after this offering, our executive officers and directors will beneficially own 9.8% of our outstanding shares of Class A common stock, 35.3% of our outstanding shares of Class B common stock and 82.4% of our voting preferred stock, or 45.3% of the combined voting power of our outstanding shares of capital stock. This concentration of voting power may inhibit changes in control of Seneca Foods and may adversely affect the market price of our Class A common stock.

Our certificate of incorporation and bylaws contain provisions that discourage corporate takeovers.

Certain provisions of our certificate of incorporation and bylaws and provisions of the New York Business Corporation Law may have the effect of delaying or preventing a change in control. Various provisions of our certificate of incorporation and bylaws may inhibit changes in control not approved by our directors and may have the effect of depriving shareholders of any opportunity to receive a premium over the prevailing market price of our Class A common stock in the event of an attempted unsolicited takeover. In addition, the existence of these provisions may adversely affect the market price of our Class A common stock. These provisions include:

•	a classified board of directors;

•	a requirement that special meetings of shareholders be called only by our directors or holders of 25% of the voting power of all shares outstanding and entitled to vote at the meeting;

•

our board of directors has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the board of directors may determine;

•	the affirmative vote of two thirds of the shares present and entitled to vote is required to amend our bylaws or remove a director; and

•

under the New York Business Corporation Law, in addition to certain restrictions which may apply to “business combinations” involving us and an “interested shareholder”, a plan for our merger or consolidation must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon. See “—Our existing shareholders, if acting together, may be able to exert control over matters requiring shareholder approval.”

There may be future sales or other dilution of our equity, which may adversely affect the market price of our Class A common stock.

Except as described under “Underwriting” below, neither we nor our existing shareholders are restricted from issuing or selling additional Class A common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A common stock. The issuance of any additional shares of Class A common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive our Class A common stock or the exercise of such securities could be substantially dilutive to shareholders of our Class A common stock. The market price of our Class A common stock could decline as a result of sales of shares of our Class A common stock made after this offering or the perception that such sales could occur. Because our decision to issue or the decision of our existing shareholders to sell securities in any future offering will depend on market conditions and other factors beyond our or their control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our shareholders bear the risk that future offerings will reduce the market price of our Class A common stock and dilute their stock holdings in us.

The price of our Class A common stock may fluctuate significantly, which may make it difficult for you to resell shares of our Class A common stock owned at times or at prices you find attractive.

Our Class A common stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include those described in “Forward-Looking Statements” in this prospectus. Since January 1, 2008, the closing sale price of our shares of Class A common stock on the NASDAQ Global Market has ranged from $15.51 to $33.49 per share. In recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the price of our Class A common stock, notwithstanding our operating results. We expect that the market price of our Class A common stock will continue to fluctuate and there can be no assurances about the levels of the market price for our Class A common stock.

Shares of our Class A common stock are equity interests and therefore subordinate to our indebtedness and preferred stock.

Shares of our Class A common stock are equity interests in Seneca Foods and do not constitute indebtedness. As such, shares of our Class A common stock rank junior to all indebtedness and other non-equity claims on Seneca Foods with respect to assets available to satisfy claims on Seneca Foods, including in a liquidation. Additionally, holders of our Class A common stock may become subject to the prior dividend and liquidation rights of any holders of any of our currently outstanding preferred stock or any preferred stock we may issue in the future.

We do not pay dividends on our common stock and do not expect to pay common dividends in the future.

We have not declared or paid any cash dividends on our common stock in more than 25 years and we have no intention to do so in the near future. In addition, payment of cash dividends on our common stock is not permitted by the terms of our revolving credit facility.

Fruit and Vegetable Processing Industry Risks

Excess capacity in the fruit and vegetable industry has a downward impact on selling price.

Our financial performance and growth are related to conditions in the United States’ fruit and vegetable processing industry which is a mature industry with a modest growth rate during the last 10 years. Our net sales are a function of product availability and market pricing. In the fruit and vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available and to increase if less product is available. Product availability is a direct result of plantings, growing conditions, crop yields and inventory levels, all of which vary from year to year. Moreover, fruit and vegetable production outside the United States, particularly in Europe, Asia and South America, is increasing at a time when worldwide demand for certain products, such as peaches, is being impacted by the global economic slowdown. These factors may have a significant effect on supply and competition and create downward pressure on prices. In addition, market prices can be affected by the planting and inventory levels and individual pricing decisions of our competitors. Generally, market prices in the fruit and vegetable processing industry adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor’s margins likely will weaken. We typically have experienced lower margins during times of industry oversupply.

In the past, the fruit and vegetable processing industry has been characterized by excess capacity, with resulting pressure on our prices and profit margins. We have closed processing plants in response to the downward pressure on prices. There can be no assurance that our margins will improve in response to favorable market conditions or that we will be able to operate profitably during depressed market conditions.

Growing cycles and adverse weather conditions may decrease our results from operations.

Our operations are affected by the growing cycles of the fruits and vegetables we process. When the fruits and vegetables are ready to be picked, we must harvest and process them or forego the opportunity to process fresh picked fruits and vegetables for an entire year. Most of our fruits and vegetables are grown by farmers under contract with us. Consequently, we must pay the contract grower for the fruits and vegetables even if we cannot or do not harvest or process them. Most of our production occurs during the second quarter (July through September) of our fiscal year, which corresponds with the quarter that the growing season ends for most of the produce processed by us. In that quarter, the growing season ends for most of the vegetables processed by us in the northern United States. A majority of our sales occur during the third and fourth quarter of each fiscal year due to seasonal consumption patterns for our products. Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during our third and fourth fiscal quarters have a significant impact on our results of operations. Because of these seasonal fluctuations, the results of any particular quarter, particularly in the first half of our fiscal year, will not necessarily be indicative of results for the full year or for future years.

We set our planting schedules without knowing the effect of the weather on the crops or on the entire industry’s production. Weather conditions during the course of each fruit and vegetable crop’s growing season will affect the volume and growing time of that crop. As most of our vegetables are produced in more than one part of the U.S., this somewhat reduces the risk that our entire crop will be subject to disastrous weather. The upper Midwest is the primary growing region for the principal vegetables which we pack, namely peas, green beans and corn, and it is also a substantial source of our competitors’ vegetable production. California is the primary growing region for the fruits we pack, namely peaches, pears, apricots and grapes. The adverse effects of weather-related reduced production may be partially mitigated by higher selling prices for the fruits and vegetables which are produced.

The commodity materials that we process or otherwise require are subject to price increases that could adversely affect our profitability.

The materials that we use, such as fruits and vegetables, steel (used to make cans), ingredients and packaging materials as well as the electricity and natural gas used in our business, are commodities that may experience price volatility caused by external factors, including market fluctuations, availability, currency fluctuations and changes in governmental regulations and agricultural programs. For example, demand for corn has been significantly affected by U.S. governmental policies designed to encourage the production of ethanol, which is diverting acreage previously used for the production of food for human consumption. The Federal Farm Bill further restricts available acreage by prohibiting the planting of fruits and vegetables on “base” acres used for soybeans and field corn. General inventory positions of major commodities, such as field corn, soybeans and wheat, all commodities with which we must compete for acreage, can have dramatic effects on prices for those commodities, which can translate into similar swings in prices needed to be paid for our contracted commodities. These programs and other events can result in reduced supplies of these commodities, higher supply costs or interruptions in our production schedules. If prices of these commodities increase beyond what we can pass along to our customers, our operating income will decrease.

Risks Associated With Our Operations

The termination or non-renewal of the Alliance Agreement with GMOL could negatively affect our business and operations.

We have an Alliance Agreement with GMOL, whereby we process canned and frozen vegetables for GMOL, primarily under the Green Giant® brand name. GMOL continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant® products. General Mills, Inc. guarantees various GMOL financial obligations under the Alliance Agreement.

The Alliance Agreement has an initial term ending December 31, 2014, and will be extended automatically for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement by either party with or without cause. We are subject to extensive covenants in the Alliance Agreement with respect to quality and delivery of products, maintenance of the Alliance Agreement production plants and other standards of our performance. If we were to fail in our performance of these covenants, GMOL would be entitled to terminate the Alliance Agreement. Upon virtually all of the causes of termination enumerated in the Alliance Agreement, GMOL will acquire legal title to three production plants and certain of the other assets which we acquired under the Alliance Agreement and various financial adjustments between the parties will occur. If GMOL or the Company terminates the Alliance Agreement without cause, the terminating party must pay a substantial termination payment.

Termination of the Alliance Agreement would, in most cases, entitle our principal lenders, including our long-term lenders, to declare a default under our loan agreements with them. The principal lenders have a security interest in certain payments that we receive from GMOL both during and on termination of the Alliance Agreement. Unless we were to enter into a new substantial supply relationship with GMOL or another major vegetable marketer and acquire substantial production capacity to replace the GMOL production plants, any such termination would substantially reduce our sales and net income and the Company’s business, financial condition and results of operations may be materially and adversely affected.

We depend upon key customers.

Our products are sold in a highly competitive marketplace, which includes increased concentration and a growing presence of large-format retailers and discounters. Dependence upon key customers could lead to increased pricing pressure by these customers.

Green Giant® products packed by us in fiscal years 2009 and 2008 constituted approximately 18% and 19%, respectively, of our total sales. Our sales of Green Giant® product and financial performance under the Alliance Agreement depend to a significant extent on our success in producing quality Green Giant® vegetables at competitive costs and GMOL’s success in marketing the products produced by us. The ability of GMOL to successfully market these products will depend upon GMOL’s sales efforts as well as the factors described above under “—Excess capacity in the fruit and vegetable industry has a downward impact on selling price.” We cannot give assurance as to the volume of GMOL’s sales and cannot control many of the key factors affecting that volume. Sales to GMOL declined $20 million, from $252 million to $232 million, between fiscal year 2003 and fiscal year 2009 based on changes in GMOL’s demand for the commodities we produce for them.

Additionally, purchases by the USDA in fiscal year 2009 represented approximately 6% of our total sales. The purchase of our products by the USDA is done through the government’s competitive bid process. We bid on stated product requirements and needs as presented by the USDA and, if we are the successful bidder, we fulfill the contract and deliver the product. The government contracting process is complex and subject to numerous regulations and requirements. Failure by us to comply with the regulations and requirements for government contracts could jeopardize our ability to contract with the government and could result in reduced sales or prohibition on submitting bids to the USDA. The government procurement process could also change and result in our inability to meet the new requirements. Additionally, the government’s need for our products could decrease, which would result in reduced sales to the USDA.

If we lose a significant customer or if sales to a significant customer materially decrease, our business, financial condition and results of operations may be materially and adversely affected.

If we do not maintain the market shares of our products, our business and revenues may be adversely affected.

All of our products compete with those of other national and regional food processing companies under highly competitive conditions. The vegetable products which we sell under our own brand names not only compete with vegetable products produced by vegetable processing competitors, but also compete with products we produce and sell to other companies who market those products under their own brand names, such as the Green Giant® vegetables we sell to GMOL under the Alliance Agreement and the fruits and vegetables we sell to various retail grocery chains which carry our buyers’ own brand names.

The customers who buy our products to sell under their own brand names control the marketing programs for those products. In recent years, many major retail food chains have been increasing their promotions, offerings and shelf space allocations for their own fruit and vegetable brands, to the detriment of fruit and vegetable brands owned by the processors, including our own brands. We cannot predict the pricing or promotional activities of our customers/competitors or whether they will have a negative effect on us. There are competitive pressures and other factors which could cause our products to lose market share or result in significant price erosion that could materially and adversely affect our business, financial condition and results of operations.

Increases in logistics and other transportation-related costs could materially adversely impact our results of operations.

Our ability to competitively serve our customers depends on the availability of reliable and low-cost transportation. We use multiple forms of transportation to bring our products to market. They include trucks, intermodal, rail cars, and ships. Disruption to the timely supply of these services or increases in the cost of these services for any reason, including availability or cost of fuel, regulations affecting the industry, or labor shortages in the transportation industry, could have an adverse effect on our ability to serve our customers, and could materially and adversely affect our business, financial condition and results of operations.

If we are subject to product liability claims, we may incur significant and unexpected costs and our business reputation could be adversely affected.

Food processors are subject to significant liability should the consumption of their products cause injury or illness. We are working with regulators, the industry and suppliers to stay abreast of developments. A product liability judgment against us could also result in substantial and unexpected expenditures, affect consumer confidence in our products, and divert management’s attention from other responsibilities. Product liability claims may also lead to increased scrutiny by federal and state regulatory agencies and could have a material adverse effect on our financial condition and results of operation. Although we maintain product liability insurance coverage, there can be no assurance that this level of coverage is adequate or that we will be able to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost, if at all. A product recall or a partially or completely uninsured judgment against us could materially and adversely affect our business, financial condition and results of operations.

We generate agricultural food processing wastes and are subject to substantial environmental regulation.

As a food processor, we regularly dispose of produce wastes (silage) and processing water as well as materials used in plant operation and maintenance, and our plant boilers, which generate heat used in processing, produce generally small emissions into the air. These activities and operations are regulated by federal and state laws and the respective federal and state environmental agencies. Occasionally, we may be required to remediate conditions found by the regulators to be in violation of environmental law or to contribute to the cost of remediating waste disposal sites, which we neither owned nor operated, but in which, we and other companies deposited waste materials, usually through independent waste disposal companies. Future possible costs of environmental remediation, contributions and penalties could materially and adversely affect our business, financial condition and results of operations.

We have initiated the implementation of SAP Enterprise Resource Planning system which, if not effectively managed and controlled, may materially and adversely affect our business, financial condition and operating results.

In fiscal year 2008, we began planning and design of a new enterprise resource planning system. Phased implementation commenced during fiscal year 2009 and is currently scheduled to continue during fiscal year 2010. If the new system is not successfully implemented, we may experience business disruptions, resources being inappropriately diverted and substantial cost overruns. We may also have inadequate information to manage our businesses and prepare accurate financial information. In addition, should the project not be successfully completed, the capitalized cost for this project might have to be expensed, resulting in an unanticipated reduction in profitability. If any of these risks materialized, our business, financial condition and operating results could be materially and adversely affected.

Our production capacity for certain products and commodities is concentrated in a limited number of facilities, exposing us to a material disruption in production in the event that a disaster strikes.

We only have one plant that produces fruit products and one plant that produces pumpkin products. We have two plants that manufacture empty cans, one with substantially more capacity than the other, which are not interchangeable since each plant cannot necessarily produce all the can sizes needed. Although we maintain property and business interruption insurance coverage, there can be no assurance that this level of coverage is adequate in the event of a catastrophe or significant disruption at these or other Company facilities. If such an event occurs, it could materially and adversely affect our business, financial condition and results of operations.

We may undertake acquisitions or product innovations and may have difficulties integrating them or may not realize the anticipated benefits.

In the future, we may undertake acquisitions of other businesses or introduce new products, although there can be no assurances that these will occur. Such undertakings involve numerous risks and significant investments. There can be no assurance that we will be able to identify and acquire acquisition candidates on favorable terms, to profitably manage or to successfully integrate future businesses it may acquire or new products it may introduce without substantial costs, delays or problems. Any of these outcomes could materially and adversely affect our business, financial condition and results of operations.

We are dependent upon a seasonal workforce and our inability to hire sufficient employees may adversely affect our business.

At the end of our 2009 fiscal year, we had approximately 3,200 employees of which 2,800 full time and 300 seasonal employees worked in food processing and 100 employees worked in other activities. During the peak summer harvest period, we hire approximately 6,500 seasonal employees to help process fruits and vegetables. Many of our processing operations are located in rural communities that may not have sufficient labor pools, requiring us to hire employees from other regions. An inability to hire and train sufficient employees during the critical harvest period could materially and adversely affect our business, financial condition and results of operations.

Financing Risks

The current global economic downturn and capital and credit market crisis may materially and adversely affect our business, financial condition and results of operations.

Unfavorable economic conditions, including the impact of recessions in the United States and throughout the world, may negatively affect our business and financial results. These economic conditions could negatively impact (i) consumer demand for our products, (ii) the mix of our products’ sales, (iii) our ability to collect accounts receivable on a timely basis, (iv) the ability of suppliers to provide the materials required in our operations and (v) our ability to obtain financing or to otherwise access the capital markets. The strength of the U.S. dollar versus other world currencies could result in increased competition from imported products and decreased sales to our international customers. A prolonged recession could result in decreased revenue, margins and earnings. Additionally, the economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. The occurrence of any of these risks could materially and adversely affect our business, financial condition and results of operations.

A decrease in the fair value of pension assets could materially increase future funding requirements of the pension plans.

We sponsor defined benefit pension plans for certain employee groups. The market value of the investments within the employee pension plan declined by approximately 39.0% as a result of investment losses during the year ended March 31, 2009. The benefit plan assets and obligations of the Company are recalculated annually using an April 1 measurement date. Reductions in plan assets from investment losses may result in an increase in the plan’s unfunded status, including potentially to a level of funding below 60%, and a decrease in stockholders’ equity upon actuarial revaluation of the plan. Change in the value of plan assets contributed to a $15.5 million net reduction of stockholders’ equity in fiscal year 2009. Reduced plan assets will result in increased benefit expense in future years and will increase the amount and accelerate the timing of required future funding contributions. See Note 8, “Retirement Plans,” in the Notes to Consolidated Financial Statements included in our 2009 Annual Report and incorporated by reference herein. Depending upon market conditions, such increases could materially and adversely affect our business, financial condition and results of operations.

Our ability to manage our working capital and our credit facility is critical to our success.

As of March 31, 2009, we had approximately $231 million of total indebtedness and our scheduled debt maturities and interest costs in 2010 are $38.9 million and $11.7 million, respectively. Our indebtedness consists of various debt agreements and a $250 million revolving credit facility dated as of August 18, 2006 with a consortium of five banks for which Bank of America, N.A. acts as Administrative Agent, Collateral Agent and Issuing Bank (“credit facility”). During our second and third fiscal quarters, our operations generally require more cash than is available from operations. In these circumstances, it may be necessary to borrow under our credit facility. Our ability to obtain financing in the future through credit facilities will be affected by several factors, including our creditworthiness, our ability to operate in a profitable manner and general market and credit conditions. Significant changes in our business or cash outflows from operations could create a need for additional working capital. An inability to obtain additional working capital on terms reasonably acceptable to us or access the credit facility would materially and adversely affect our operations. Additionally, if we need to use a portion of our cash flows to pay principal and interest on our debt, it will reduce the amount of money we have for operations, working capital, capital expenditures, expansions, acquisitions or general corporate or other business activities. Should economic conditions require the Company to restructure the credit facility, the revised terms could materially and adversely affect our business, financial condition and results of operations.

Failure to comply with the requirements of our debt agreements and credit facility could have a material adverse effect on our business.

The debt agreements and credit facility contain financial and other restrictive covenants which, among other things, limit our ability to borrow money, including with respect to the refinancing of existing indebtedness. These provisions may limit our ability to conduct our business, take advantage of business opportunities and respond to changing business, market and economic conditions. In addition, they may place us at a competitive disadvantage relative to other companies that may be subject to fewer, if any, restrictions. Failure to comply with the requirements of our credit facility and debt agreements could materially and adversely affect our business, financial condition and results of operations. We have pledged our accounts receivable, inventory and the capital stock or other ownership interests that we own in our subsidiaries to secure the credit facility. If a default occurred and was not cured, secured lenders could foreclose on this collateral.

Other Risks

Tax legislation could impact future cash flows.

The U.S. budget proposal currently being discussed includes potential changes to current tax law, including the repeal of the LIFO (Last-In, First-Out) method of inventory accounting. As currently drafted, LIFO will be repealed for tax years beginning after 2011 and LIFO reserves existing at that time would be taxed ratably over an eight year period. As of March 31, 2009, we had a LIFO reserve of $86.5 million which represents approximately $30.3 million of income taxes, at the statutory U.S. corporate tax rate. Should LIFO be repealed, the payment of these taxes, and any future taxes realized prior to the date of repeal, over the eight year period, will reduce the amount of money that we have for our operations, working capital, capital expenditures, expansions, acquisitions or general corporate or other business activities, which could materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING INFORMATION

The information contained in or incorporated by reference into this prospectus contains, or may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and the documents incorporated by reference herein, and include statements regarding the intent, belief or current expectations of us or our officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including (i) our anticipated needs for, and the availability of, cash, (ii) our liquidity and financing plans, (iii) our ability to successfully integrate acquisitions into our operations, (iv) trends affecting our financial condition or results of operations, including anticipated sales price levels and anticipated expense levels, in particular higher production, fuel and transportation costs, (v) our plans for expansion of our business (including through acquisitions) and cost savings, and (vi) the impact of competition.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date the statements were made. Among the factors that could cause actual results to differ materially are:

•	general economic and business conditions;

•	cost and availability of commodities and other raw materials such as vegetables, steel and packaging materials;

•	transportation costs;

•	climate and weather affecting growing conditions and crop yields;

•	leverage and our ability to service and reduce our debt;

•	foreign currency exchange and interest rate fluctuations;

•	effectiveness of our marketing and trade promotion programs;

•	changing consumer preferences;

•	competition;

•	product liability claims;

•	the loss of significant customers or a substantial reduction in orders from these customers;

•	changes in, or the failure or inability to comply with, U.S., foreign and local governmental regulations, including environmental and health and safety regulations; and

•	other risks detailed from time to time in the reports filed with the SEC by us.

Except for ongoing obligations to disclose material information as required by the federal securities laws, we do not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of the filing of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the shares of Class A common stock offered hereby. We will not receive any proceeds from the offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2009. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended March 31, 2009 and our audited consolidated financial statements and notes thereto which are incorporated by reference into this prospectus.

March 31, 2009
(In thousands)
Cash and cash equivalents	$5,849

Current portion of long-term debt and capital lease obligations	$38,949
Long-term debt and capital lease obligations, less current portion	191,853
Shareholders’ equity:
Preferred Stock[1]	69,403
Common Stock[1]	3,080
Additional paid-in capital	28,546
Treasury stock, at cost	(257)
Accumulated other comprehensive loss	(19,160)
Retained earnings	200,813

Total stockholders’ equity	282,425

Total capitalization	$513,227

(1)	The following table indicates the number of shares of our capital stock currently authorized as well as the and number of shares outstanding as of March 31, 2009 and as adjusted to give effect to (i) the conversion of 233,675 shares of Convertible Participating Preferred Stock, 2,350 shares of Convertible Preferred Stock Series 2003 and 3,000 shares of Class B common stock into Class A common stock by certain shareholders since March 31, 2009; (ii) the issuance of 4,879 shares under our 2007 Equity Incentive Plan since March 31, 2009; and (iii) assuming the exercise in full of the underwriters’ option to purchase additional shares of our Class A common stock, the conversion by the selling shareholders in connection with this offering of 556,088 shares of Class B common stock and 2,607,156 shares of Convertible Participating Preferred Stock into Class A common stock.

	March 31, 2009		As Adjusted
Title of Class or Series	Number of Shares Authorized	Number of Shares Outstanding	Number of Shares Outstanding
Class A Common Stock, $0.25 par value per share	20,000,000	4,820,080	8,227,228
Class B Common Stock, $0.25 par value per share	10,000,000	2,760,903	2,201,815
Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share	200,000	200,000	200,000
Preferred Stock Without Par Value	30,000	0	0
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series A, $0.25 stated value per share	1,000,000	407,240	407,240
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series B, $0.25 stated value per share	400,000	400,000	400,000
Convertible Participating Preferred Stock	4,166,667	2,982,094	141,263
Convertible Preferred Stock Series 2003	967,742	552,976	550,626
Convertible Participating Preferred Stock, Series 2006	1,025,220	1,025,220	1,025,220

THE SELLING SHAREHOLDERS

The following table shows information about the beneficial ownership of Class A common stock of the selling shareholders before and after this offering (assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock granted by some of the selling shareholders). The following table reflects all of the issued and outstanding shares of Class A common stock beneficially owned by the selling shareholders and the conversion of all convertible participating preferred stock and Class B common stock held by the selling shareholders into the shares of Class A common stock to be sold in this offering. Beneficial ownership percentages are calculated based on Rule 13d-3 of the Exchange Act using 4,820,080 shares of Class A common stock outstanding as of May 31, 2009. In calculating the percentage of common stock outstanding for each selling shareholder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of the selling shareholders’ convertible participating preferred stock and/or Class B common stock, as applicable.

Name	Shares Beneficially Owned Prior to this Offering			Number of Shares to be Sold in this Offering		Shares Beneficially Owned Immediately After this Offering		Shares Beneficially Owned Immediately After this Offering (Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares)
	Number		Percent			Number[1]	Percent	Number[2]	Percent
Entities affiliated with Carl Marks Management Company, L.P.[3,4]	2,355,736		32.83%	2,355,736		—	—	—	—
Andrew M. Boas[3], 4	2,463,686	[5]	33.82%	2,444,084	[6]	19,602	*	—	—
James Miller[3]	4,000		*	818		3,182	*	3,000	*
Nancy Marks[3,7]	1,030,128		17.61%	607,445		422,683	4.97%	—	—
Carolyn Marks[3]	27,900		*	22,834		5,066	*	—	—
Mark and Susan Claster[3,8]	107,950		2.19%	88,348		19,602	*	—	—
Marjorie Boas[3,9]	50,000		1.03%	40,921		9,079	*	—	—
Linda Katz[3]	28,000		*	22,915		5,085	*	—	—
Constance Marks[3]	29,000		*	23,734		5,266	*	—	—
Laura Katz[3]	2,000		*	1,636		364	*	—	—
Richard Boas[3,10]	16,668		*	13,641		3,027	*	—	—

*Represents	less than 1%.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Assumes full exercise of the underwriters’ option to purchase additional shares.
(3)	The business address for these selling shareholders is c/o Carl Marks Management Company, L.P., 900 Third Avenue, New York, NY 10022.
(4)	Represents the combined ownership of Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP (the “Carl Marks Shares”). All of the Carl Marks Shares are issuable upon conversion of convertible participating preferred stock. Carl Marks Management Company, L.P. is the general partner of Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP. Andrew Boas, Robert Ruocco and James Wilson are general partners of Carl Marks Management Company, L.P. and jointly exercise voting and dispositive powers with respect to the Carl Marks Shares. Andrew Boas and James Wilson are members of our board of directors. An affiliate of Carl Marks Management Company, L.P. is a registered broker-dealer. Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP acquired the Carl Marks Shares in the ordinary course of business in 1998 and/or 2004 and at the time of acquisition did not have any arrangements or understandings with any person to distribute the Carl Marks Shares.

(5)	Includes the Carl Marks Shares and 107,950 shares jointly owned by Andrew and Carol Boas who share voting and dispositive control with respect to such shares. In addition, Andrew Boas is on the Board of Directors of Carl Marks & Co. LLC, or CMCLLC, which is an affiliate of a broker-dealer. Andrew and Carol Boas acquired their shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.
(6)	Includes the Carl Marks Shares to be sold in this offering and 88,348 shares to be sold by Andrew and Carol Boas in this offering.
(7)	Includes (i) 495,824 of shares owned directly by Nancy Marks (ii) 260,000 of shares held by the Nancy Marks 2003 GRAT trust, a trust dated September 23, 2003, of which Nancy Marks is the trustee and (iii) 274,304 of shares held in the Nancy Marks 2009 CMS-GRAT trust, a trust dated April 15, 2009, of which Nancy Marks is trustee. Nancy Marks exercises voting and dispositive powers with respect to the shares held in the Nancy Marks 2003 GRAT trust and the Nancy Marks 2009 CMS-GRAT trust. In addition, Nancy Marks is on the Board of Directors of CMCLLC, which is an affiliate of a broker-dealer. Nancy Marks acquired her shares in various transactions the most recent of which occurred in 2003. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.
(8)	Mark and Susan Claster jointly own these shares and share voting and dispositive control. In addition, Mark Claster is on the Board of Directors of CMCLLC and is a managing member of Carl Marks Advisory Group LLC, or CMAG. CMCLLC and CMAG are affiliates of a broker-dealer. Mark and Susan Claster acquired such shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares. Susan Claster is the sister of Andrew Boas.
(9)	Marjorie Boas is the mother of Andrew Boas.
(10)	Richard Boas is the brother of Andrew Boas.

Shareholders Agreement

In connection with the 1998 issuance of the convertible participating preferred stock, we and certain of our substantial shareholders entered into a Shareholders Agreement providing, among other things, that they would facilitate the election of two designees of certain affiliates of Carl Marks Management Company, L.P., or CMMC, to our board of directors, that such designees would have at least 22% representation on committees of our board and that our certificate of incorporation would be amended to require that certain major corporate actions would require unanimous approval of our board of directors, which amendment was filed on August 7, 1998. Messrs. Andrew M. Boas and James F. Wilson are the two CMMC director designees.

On July 8, 2009, we entered into an amendment to the Shareholders Agreement. Pursuant to that amendment, the Shareholders Agreement will terminate upon the consummation of this offering. In addition, the CMMC director designees have agreed to resign immediately upon termination of the Shareholders Agreement, at which time we expect that the size of our board will be reduced to eight directors.

While the provision in our certificate of incorporation requiring unanimous board approval of certain major corporate actions will automatically expire when certain affiliates of CMMC own 15% or less of our outstanding Class A common stock (assuming conversion of all shares of participating preferred stock into Class A common stock), the parties to the amendment to the Shareholders Agreement have also agreed to facilitate the elimination of such provision from our certificate of incorporation if this offering is consummated.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income and estate tax considerations that may be relevant to you if you become a beneficial owner of our Class A common stock and you are not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. The summary deals only with shares of Class A common stock that will be held as capital assets and does not purport to deal with all possible tax consequences of purchasing, owning, and disposing of our Class A common stock. In particular, the summary does not address the tax consequences that may be applicable to persons in special tax situations, including persons that will hold shares of our Class A common stock in connection with a U.S. trade or business or a U.S. permanent establishment or persons who hold more than 5% of our common stock. You should consult your own tax advisers about the tax consequences of the purchase, ownership, and disposition of our Class A common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of any changes in applicable tax laws.

Dividends

Any dividends that you receive with respect to our Class A common stock will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an income tax treaty, you will generally be required to provide a certification of your entitlement to treaty benefits on IRS Form W-8BEN.

Sale, Exchange, or Other Disposition

Any gain that you realize upon a sale, exchange, or other disposition of our Class A common stock will generally not be subject to U.S. federal income tax unless you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Recent Legislative Developments

The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim relief from U.S. withholding tax in respect of dividends paid on the Class A common stock, if such investors hold the Class A common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of dividends paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the Class A common stock.

Estate Tax

If you are an individual, shares of our Class A common stock that you own or are treated as owning at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty otherwise provides.

Backup Withholding

In general, you will not be subject to any U.S. federal backup withholding tax on dividends that you receive with respect to our Class A common stock if you provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of our Class A common stock that you make within the United States or through certain U.S. and U.S.-related financial intermediaries if the payor receives such a certification or you otherwise establish an exemption. If you do not provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption, U.S. federal backup withholding tax will apply to such dividends and sales proceeds. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholders, the number of shares of our Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,123,144
Piper Jaffray & Co.	1,143,232

Total	3,266,376

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus. After the initial offering, the public offering price or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$22.00	$71,860,272	$82,639,084
Underwriting discount	$ 1.32	$ 4,311,616	$ 4,958,345
Proceeds, before expenses, to the selling shareholders	$20.68	$67,548,656	$77,680,739

The expenses of the offering are payable by the selling shareholders.

Overallotment Option

The selling shareholders have granted an option to the underwriters to purchase up to 489,956 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the selling shareholders, The Pillsbury Company, LLC, and John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company (each, a wholly owned subsidiary of Manulife Financial Corporation) and our executive officers and directors have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock,

•	sell any options or warrants to purchase any Class A common stock,

•	grant any option for the sale of any Class A common stock,

•	otherwise dispose of or transfer any Class A common stock,

•	file a registration statement related to the Class A common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to our Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with our Class A common stock. It also applies to our Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

The shares are listed on the NASDAQ Global Market under the symbol “SENEA.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the Class A common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our Class A common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and selling group members are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, certain affiliates of Merrill Lynch are lenders under, and act as administrative agent, collateral agent, issuing bank and arranger for, our credit facility.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the Class A common stock and certain other legal matters have been passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The consolidated financial statements and schedule of Seneca Foods Corporation, as of March 31, 2009 and 2008, and for each of the three years in the period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

SENECA FOODS CORPORATION

Class A Common Stock

This prospectus relates to the public resale from time to time of up to 4,256,332 shares of our Class A Common Stock, par value $0.25 per share, which we refer to in this prospectus as our Class A common stock, by selling shareholders identified under “Selling Shareholders” and in the relevant prospectus supplement. We are not selling any securities under this prospectus and will not receive any proceeds from the sale of the Class A common stock by the selling shareholders. Our Class A common stock is listed on the NASDAQ Global Market under the symbol “SENEA.” On July 7, 2009, the last reported sale price of our Class A common stock on the NASDAQ Global Market was $31.26 per share.

The selling shareholders may sell the Class A common stock being offered by this prospectus from time to time on terms to be determined through any of the means described in this prospectus under “Plan of Distribution.” We will not be paying any discounts or commissions in any offering pursuant to this prospectus.

Investment in our Class A common stock involves risk. You should consider the risk factors on page 2 of this prospectus, in our periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”) and incorporated by reference herein and in any applicable prospectus supplement or free-writing prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 8, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus and any related prospectus supplement or free-writing prospectus. We have not, and the selling shareholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any related prospectus supplement or free-writing prospectus and the documents incorporated by reference herein or therein is accurate only as of its respective date or dates or on the date or dates which are specified in these documents regardless of the time of delivery or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

In connection with any sale of Class A common stock, the selling shareholder will provide a prospectus supplement, free-writing prospectus or other offering material containing specific information about the offering. The prospectus supplement, free-writing prospectus or other offering material may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement. You should read this prospectus, any prospectus supplement and/or other offering material carefully before you invest.

This prospectus and the documents incorporated by reference herein contain summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

i

ABOUT SENECA FOODS CORPORATION

We are a leading low cost producer and distributor of high quality processed fruits and vegetables. Our product offerings include canned, frozen and bottled produce and snack chips and our products are sold under private labels, as well as national and regional brands that we own or license, including Seneca, Libby’s, Aunt Nellie’s Farm Kitchen, Stokely’s, Read and Diamond A. We pack Green Giant, Le Sueur and other brands of canned vegetables, as well as select Green Giant frozen vegetables, under our long-term Alliance Agreement with General Mills Operations, LLC, which we sometimes refer to in this prospectus as GMOL, a successor to The Pillsbury Company LLC and a subsidiary of General Mills, Inc.

Seneca Foods Corporation was founded in 1949 and, during our 60 years of operation, we have made over 50 strategic acquisitions including the purchase of the long-term license for the Libby’s brand in 1983, the purchase of General Mills’ Green Giant processing assets in 1995 and the acquisition of Chiquita Processed Foods in 2003. We believe that these acquisitions have enhanced our leadership position in the private label and foodservice canned vegetable markets in the United States and significantly increased our ability to sell our products internationally. In August 2006, we acquired Signature Fruit Company, LLC, a leading producer of canned fruits located in Modesto, California. This acquisition allowed us to broaden our product offerings, to become a leading producer and distributor of canned fruit and to achieve cost advantages through the realization of distribution and other synergies with our canned vegetable business.

As of March 31, 2009, we owned 20 processing plants strategically located throughout the United States, two can manufacturing plants, two seed processing operations, a small farming operation and a small truck fleet. We also maintain warehouses that are generally located adjacent to our processing plants. Our principal executive office is located at 3736 South Main Street, Marion, New York and our telephone number is (315) 926-8100. We also maintain a web site at www.senecafoods.com. The information found on, or otherwise accessible through, our web site is not incorporated into, and does not form a part of, this prospectus.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the risk factors and other information in our most recent Annual Report on Form 10-K incorporated by reference herein and the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K subsequently filed and incorporated by reference herein, as well as any risk factors and information contained or incorporated by reference in this prospectus, any applicable prospectus supplement or free-writing prospectus before acquiring any shares of our Class A common stock.

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement or free-writing prospectus, the documents incorporated by reference herein or therein and other written reports and oral statements made from time to time by us may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include statements with respect to our financial condition, results of operations and business and on the possible impact of this offering on our financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions as they relate to us or our management, are intended to identify forward-looking statements.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on such statements, which speak only as of the date the statements were made.

Among the factors that could cause actual results to differ materially are:

•	general economic and business conditions;

•	cost and availability of commodities and other raw materials such as vegetables, steel and packaging materials;

•	transportation costs;

•	climate and weather affecting growing conditions and crop yields;

•	leverage and ability to service and reduce our debt;

•	foreign currency exchange and interest rate fluctuations;

•	effectiveness of marketing and trade promotion programs;

•	changing consumer preferences;

•	competition;

•	product liability claims;

•	the loss of significant customers or a substantial reduction in orders from these customers;

•	changes in, or the failure or inability to comply with, U.S., foreign and local governmental regulations, including environmental and health and safety regulations; and

•	other risks detailed from time to time in the reports filed with the Securities and Exchange Commission, or the SEC, by us.

Except for ongoing obligations to disclose material information as required by the federal securities laws, we do not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of the filing of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Class A common stock by the selling shareholders. All proceeds from the sale of such securities will be received by the selling shareholders.

DESCRIPTION OF CAPITAL STOCK

The following table sets forth the classes of our capital stock authorized and outstanding as of May 31, 2009:

Title of Class or Series	Number of Shares Authorized	Number of Shares Outstanding
Common Stocks:
Class A Common Stock, $0.25 par value per share	20,000,000	4,820,080
Class B Common Stock, $0.25 par value per share	10,000,000	2,760,903

Preferred Stocks:
Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share	200,000	200,000
Preferred Stock Without Par Value	30,000	0
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series A, $0.25 stated value per share	1,000,000	407,240
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series B, $0.25 stated value per share	400,000	400,000
Convertible Participating Preferred Stock	4,166,667	2,982,094
Convertible Preferred Stock Series 2003	967,742	552,976
Convertible Participating Preferred Stock, Series 2006	1,025,220	1,025,220

Description of Class A Common Stock and Class B Common Stock

Voting. Under our Restated Certificate of Incorporation, as amended ( the “Charter”), the holders of Class A common stock and Class B common stock have the right to vote for the election of all directors and on all other matters submitted to our shareholders. Subject to the Class A special rights discussed in detail below, each share of Class B common stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A common stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of common stock.

The holders of Class A common stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B common stock, unless the increased authorization does not exceed the number of shares of Class B common stock which must be issued in a proposed stock dividend with respect to Class B common stock and an equivalent stock dividend of Class A common stock will be effected concurrently with respect to Class A common stock.

In addition, Section 804 of the New York Business Corporation Law confers upon the holders of Class A common stock the right to vote as a class on any amendment to our Charter which would (i) exclude or limit the shareholders’ right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A common stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A common stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the New York Business Corporation Law would entitle holders of Class A common stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A common stock described in the preceding sentence.

On proposals on which holders of Class A common stock are entitled to vote as a separate class, the proposal must be approved by a majority of the votes of all outstanding shares of Class A common stock. Consequently, holders of Class A common stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B common stock vote in favor of the proposal.

Dividends and Other Distributions. Each share of Class A common stock and Class B common stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in our shares on Class A common stock will be paid only in Class A common stock, and (ii) if declared, a dividend or distribution in our shares on Class B common stock will be paid only in Class B common stock. The number of shares so paid as a dividend or distribution on each share of Class A common stock and Class B common stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A common stock or Class B common stock.

Mergers and Consolidations. In the event of our merger, consolidation, or combination with another entity (whether or not we are the surviving entity) or in the event of our dissolution, the holders of Class A common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B common stock in that transaction. However, any shares of common stock that holders of Class A common stock become entitled to receive in the transaction may have terms substantially similar to the Class A common stock themselves. Thus, the surviving entity in any such transaction could have a dual-class capital structure like ours and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B common stock and one-twentieth (1/20) voting shares to the holders of Class A common stock.

Class A Special Rights. Our Charter contains a two-pronged “Class A special rights” provision which is intended to protect holders of Class A common stock in the event that a person attempts to gain control of us.

First, the Class A special rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of us by acquiring Class B common stock without buying Class A common stock. If any person acquires more than 15% of the outstanding Class B common stock after August 5, 1995, referred to herein as the Threshold Date, and does not acquire after the Threshold Date a percentage of the Class A common stock outstanding at least equal to the percentage of Class B common stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B common stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B common stock after the Threshold Date but acquires no Class A common stock, that person would be unable to vote the 5% of the Class B common stock acquired in excess of the 15% threshold. With respect to persons who owned our common stock on or prior to the Threshold Date, only shares of Class B common stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B common stock and only acquisitions of Class A common stock after the Threshold Date will be counted in determining whether that shareholder’s Class A common stock acquisitions have been at least equal to the acquisition of Class B common stock in excess of the 15% threshold. The inability of the person to vote the excess Class B common stock will continue until such time as a sufficient number of shares of Class A common stock have been acquired by the person to satisfy the requirements of the Class A special rights.

The second prong of the Class A special rights is an “equitable price” requirement. It is intended to prevent a person seeking to acquire control of us from paying a discounted price for the Class A common stock required to be purchased by the acquiring person under the first prong of the Class A special rights. These provisions provide that an equitable price has been paid for shares of Class A common stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B common stock acquired within the 60 day periods preceding and following the acquisition of the Class A common stock or (ii) the highest closing market sale price of Class B common stock during the 30 day periods preceding and following the acquisition of the Class A common stock. The value of any non-cash consideration will be determined by our Board of Directors acting in good faith.

The highest closing market sale price of a share of Class B common stock will be the highest closing sale price reported by NASDAQ Global Market or on any such other securities exchange then constituting the principal trading market for either class of the common stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B common stock as determined by our Board of Directors acting in good faith. The equitable price provision is intended to require a person seeking to acquire control of us to buy the Class B common stock and the Class A common stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B common stock acquired in excess of the 15% threshold.

Under the Class A special rights, an acquisition of Class B common stock is deemed to include any shares that an acquiring person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person. As used in the preceding sentence, “person” includes one or more persons and entities who act or agree to act in concert with respect to the acquisition or disposition of Class B common stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of us or a sale of a material amount of our assets, (b) a change in our Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors, (c) a material change in our business or corporate structure, or (d) any material change in our capitalization or dividend policy. Unless there are affirmative attributes of concerted action, however, “acting or agreeing to act in concert with any other person” does not include acts or agreements to act by persons pursuant to their official capacities as directors or officers of us or because they are related by blood or marriage.

For purposes of calculating the 15% threshold, the following acquisitions and increases are excluded: (i) shares of Class B common stock held by any person on the Threshold Date, (ii) an increase in a holder’s percentage ownership of Class B common stock resulting solely from a change in the total number of shares of Class B common stock outstanding as a result of our repurchase of Class B common stock since the last date on which that holder acquired Class B common stock, (iii) acquisitions of Class B common stock (a) made pursuant to contracts existing prior to the Threshold Date, including the acquisition of Class B common stock pursuant to the conversion provisions of Series A preferred stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A special rights. A gift made to any person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or a successor provision and a gift to a person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A special rights.

The Class A special rights also provide that, to the extent that the voting power of any share of Class B common stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

Convertibility. The Class B common stock is convertible into Class A common stock at any time on a share-for-share basis. The Class A common stock is not convertible into shares of Class B common stock unless the number of outstanding shares of Class B common stock falls below 5% of the aggregate number of outstanding shares of Class B common stock and Class A common stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A common stock is converted automatically into Class B common stock on a share-for-share basis and Class B common stock will no longer be convertible into Class A common stock. For this purpose, Class B common stock or Class A common stock repurchased by us and not reissued is not considered to be “outstanding” from and after the date of repurchase.

In the event of any such conversion of the Class A common stock, certificates which formerly represented outstanding shares of Class A common stock thereafter will be deemed to represent a like number of shares of Class B common stock, and all common stock then authorized will be deemed to be Class B common stock.

Preemptive Rights. Neither the Class A common stock nor the Class B common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of our shares.

Trading Market. The Class A common stock and the Class B common stock are listed on the NASDAQ Global Market.

Description of Preferred Stocks

No dividends or other distributions are payable on our common stock unless dividends or distributions are first paid on the preferred stock. In the event of our liquidation or dissolution, the outstanding shares of preferred stock and convertible participating preferred stock would have priority over the common stock in the distribution of our remaining assets. The 10% Series A preferred stock is convertible into shares of common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 20 shares of 10% Series A preferred stock.

The 10% Series B preferred stock is convertible into common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 30 shares of 10% Series B preferred stock. The Convertible Participating Preferred Stock, Convertible Preferred Stock Series 2003 and Convertible Participating Preferred Stock, Series 2006 is convertible on a share-for-share basis into shares of Class A common stock.

Restrictions on Hostile Acquisitions of Our Company—Certain Provisions of Our Charter and Bylaws

In addition to the restrictions imposed by the “Class A special rights” provisions, the Charter contains two super-majority voting provisions. Paragraph 5 of the Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend our bylaws. Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

Our bylaws require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the bylaws and (ii) remove a director.

Our bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors.

Shareholders Agreement

In connection with the 1998 issuance of the convertible participating preferred stock, we and certain of our substantial shareholders agreed that they would facilitate the election of two nominees of certain affiliates of Carl Marks Management Company, L.P., or CMMC, to our Board of Directors, that certain affiliates of CMMC would have at least 22% representation on committees of the Board and that certain major corporate actions would require unanimous approval of the Board of Directors. Messrs. Andrew M. Boas and James F. Wilson are the two CMMC director designees.

Agreements Restricting Change in Control

The Alliance Agreement and certain significant agreements between us and our lenders provide for penalties in the event of our change of control as defined in the respective agreements.

PLAN OF DISTRIBUTION

The Class A common stock being offered by this prospectus may be sold from time to time by a selling shareholder to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any Class A common stock to be offered hereby in supplements to this prospectus.

SELLING SHAREHOLDERS

The following table shows information about the beneficial ownership of Class A common stock of the selling shareholders before and after the sale of all of the Class A common stock pursuant to this prospectus. The following table reflects all of the issued and outstanding shares of Class A common stock beneficially owned by the selling shareholders and the conversion of all convertible participating preferred stock and Class B common stock held by the selling shareholders into the shares of Class A common stock. Beneficial ownership percentages are calculated based on Rule 13d-3 of the Exchange Act using 4,820,080 shares of Class A common stock outstanding as of May 31, 2009. In calculating the percentage of common stock outstanding for each selling shareholder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of the selling shareholders’ convertible participating preferred stock and/or Class B common stock, as applicable.

Name	Shares Beneficially Owned			Number of Shares to be Sold Pursuant to this Prospectus	Shares Beneficially Owned (Assuming the Sale of all Shares pursuant to this Prospectus)
	Number		Percent		Number	Percent
Entities affiliated with Carl Marks Management Company, LLC[1,2]	2,355,736		32.83%	2,355,736	—	—
Andrew M. Boas[1],2	2,463,686	[3]	33.82%	2,463,686	—	—
James Miller[1]	4,000		*	1,000	3,000	*
Nancy Marks[1,4]	1,030,128		17.61%	1,030,128	—	—
Carolyn Marks[1]	27,900		*	27,900	—	—
Mark and Susan Claster[1,5]	107,950		2.19%	107,950	—	—
Marjorie Boas[1,6]	50,000		1.03%	50,000	—	—
Linda Katz[1]	28,000		*	28,000	—	—
Constance Marks[1]	29,000		*	29,000	—	—
Laura Katz[1]	2,000		*	2,000	—	—
Richard Boas[1,7]	16,668		*	16,668	—	—
Manulife Financial Corporation[8]	1,025,220		17.54%	500,000	525,220	5.47%

*Represents	less than 1%.
(1)	The business address for these selling shareholders is c/o Carl Marks Management Company LLC, 900 Third Avenue, New York, NY 10022.
(2)	Represents the combined ownership of Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP (the “Carl Marks Shares”). All of the Carl Marks Shares are issuable upon conversion of convertible participating preferred stock. CMSI GP, LLC is the general partner of Carl Marks Strategic Investments, LP. CMSI III, GP, LLC is the general partner of Carl Marks Strategic Investments III, LP. Carl Marks Management Company, LLC is the investment manager of both CMSI III, GP, LLC and CMSI GP, LLC. Andrew Boas, Robert Ruocco and James Wilson are managing members of CMSI GP, LLC, CMSI III, GP, LLC and Carl Marks Management Company, LLC and jointly exercise voting and dispositive powers with respect to the Carl Marks Shares. Andrew Boas and James Wilson are members of our board of directors. An affiliate of Carl Marks Management Company, LLC is a registered broker-dealer. Carl Marks Strategic Investments, LP and Carl Marks Strategic Investments III, LP acquired the Carl Marks Shares in the ordinary course of business in 1998 and/or 2004 and at the time of acquisition did not have any arrangements or understandings with any person to distribute the Carl Marks Shares.

(3)	Includes the Carl Marks Shares and 107,950 shares jointly owned by Andrew and Carol Boas who share voting and dispositive control with respect to such shares. In addition, Andrew Boas is on the Board of Directors of Carl Marks & Co. LLC, or CMCLLC, which is an affiliate of a broker-dealer. Andrew and Carol Boas acquired their shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.
(4)	Includes (i) 495,824 of shares owned directly by Nancy Marks (ii) 260,000 of shares held by the Nancy Marks 2003 GRAT trust, a trust dated September 23, 2003, of which Nancy Marks is the trustee and (iii) 274,304 of shares held in the Nancy Marks 2009 CMS-GRAT trust, a trust dated April 15, 2009, of which Nancy Marks is trustee. Nancy Marks exercises voting and dispositive powers with respect to the shares held in the Nancy Marks 2003 GRAT trust and the Nancy Marks 2009 CMS-GRAT trust. In addition, Nancy Marks is on the Board of Directors of CMCLLC, which is an affiliate of a broker-dealer. Nancy Marks acquired her shares in various transactions the most recent of which occurred in 2003. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares.
(5)	Mark and Susan Claster jointly own these shares and share voting and dispositive control. In addition, Mark Claster is on the Board of Directors of CMCLLC and is a managing member of Carl Marks Advisory Group LLC, or CMAG. CMCLLC and CMAG are affiliates of a broker-dealer. Mark and Susan Claster acquired such shares in various transactions occurring from 1999 through 2004. Such shares were acquired for investment purposes and, at the time of acquisition, there were no arrangements or understandings with any person to distribute such shares. Susan Claster is the sister of Andrew Boas.
(6)	Marjorie Boas is the mother of Andrew Boas.
(7)	Richard Boas is the brother of Andrew Boas.
(8)	The business address for Manulife Financial Corporation (Manulife) is 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5. The shares include 1,005,874 shares owned directly by John Hancock Life Insurance Company (JHLICO), an indirect, wholly-owned subsidiary of Manulife, and 19,346 shares owned directly by John Hancock Variable Life Insurance Company (JHVLICO), a direct, wholly-owned subsidiary of JHLICO. All of these shares are issuable upon conversion of the convertible participating preferred stock, Series 2006, currently held by JHLICO and JHVLICO. Scott Hartz, the Executive Vice President - General Account Investments of JHLICO, holds voting and dispositive power for these shares. Mr. Hartz disclaims beneficial ownership of these shares. Entities affiliated with JHLICO and JHVLICO are broker-dealers, and each of JHLICO and JHVLICO acquired these shares for investment purposes and at the time of their acquisition of such shares, did not have any agreement, understanding or arrangement with any other person, either directly or indirectly, to dispose of the shares being offered for each of their accounts. Each of JHLICO and JHVLICO acquired these shares from Seneca Foods in August 2006 in connection with the sale by JHLICO and JHVLICO of all of the membership interests in Signature Fruit Company, LLC to Seneca Foods.

LEGAL MATTERS

The validity of the Class A common stock and certain other legal matters have been passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.

EXPERTS

The consolidated financial statements and schedule of Seneca Foods Corporation, as of March 31, 2009 and 2008, and for each of the three years in the period ended March 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered hereunder. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement. Additionally, we file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy all or any portion of the registration statement or any other materials that we file with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings, including the registration statement and the documents incorporated by reference therein, are also available to you on the SEC’s web site (www.sec.gov). We also have a web site (www.senecafoods.com) through which you may access our SEC filings. The information found on, or otherwise accessible through, our web site is not incorporated into, and does not form a part of, this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information contained in documents that we file with them. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (excluding any information furnished under Items 2.02 or 7.01 in any current report on Form 8-K) prior to the completion of the offering of Class A common stock pursuant to this prospectus:

•	our annual report on Form 10-K for the year ended March 31, 2009.

Any statement contained in any document incorporated by reference herein or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

Seneca Foods Corporation

Attention: Chief Financial Officer

3736 South Main Street,

Marion, New York 14505

(315) 926-8100

3,266,376 Shares

Seneca Foods Corporation

Class A Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Piper Jaffray

July 15, 2009